(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Transgenomic Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12325 Emmet Street
Address of Principal Executive Office (Street and Number)

Omaha, NE 68164
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We are unable to file our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 within the prescribed time period without unreasonable effort or expense due to the significant level and complexity of the disclosure and financial reporting associated with 1) our restructuring plan; 2) the disposition of our specialty oligonucleotide manufacturing facility in Boulder, Colorado; 3) the impairment of goodwill and other long-lived assets; and 4) modifications to our Laurus Loans that will be treated as extinguishments for financial reporting purposes. As a result, we require additional time to ensure full compliance with the Commission’s reporting requirements. Consequently, we are filing this Form 12b-25 to obtain an extension of time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Summers	402	452-5446
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2004, we 1) completed a restructuring plan designed to, among other things, focus on our BioSystems operating segment; 2) disposed of our specialty oligonucleotide manufacturing facility in Boulder, Colorado; 3) expensed all goodwill associated with our Nucleic Acids operating segment; 4) made certain modifications to our Laurus Loans; and 5) incurred additional debt to primarily fund operating losses. As a result, we anticipate significant change in total operating expenses, other expenses, results from operations and net loss.

Total revenue and gross profit for the year ended December 31, 2004 of $33.8 million and $9.2 million, respectively, represented a 1% and 4%, respectively, decrease from 2003.

Total operating expenses for the year ended December 31, 2004 of $38.3 million represented a 19% increase from 2003 reflecting an increase in restructuring and impairment charges offset by a reduction in research and development expenses.

Total other expense for the year ended December 31, 2004 of $5.4 million represented an increase of $5.1 million from 2003 reflecting higher interest expense associated with a higher overall debt burden and a loss associated with certain modifications to our Laurus Loans that were treated as extinguishments for financial reporting purposes.

We incurred a net loss of $34.4 million for the year ended December 31, 2004 compare to $23.0 million in 2003.

TRANSGENOMIC, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSGENOMIC, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2005	By	/s/ MICHAEL A. SUMMERS
Michael A. Summers
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).